Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	September 16, 2024

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to September 13, 2024, we sold a total of 9,475,242 shares of common stock at a weighted average price of $9.70 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $90.7 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

August 2024 Financial Update
On September 16, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2024 is between $7.04 and $7.14. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2024, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after August 31, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by elevated interest and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, uncertainties related to the 2024 U.S. presidential election, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this August 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THIRD QUARTER 2024 HIGHLIGHTS AND FINANCIAL RESULTS
THIRD QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $3.9 million, or $0.24 per common share, for the fiscal quarter ended July 31, 2024. This compares to NII of $4.5 million, or $0.28 per common share, for the fiscal quarter ended April 30, 2024. The decrease in NII per common share was primarily due to a decrease in interest income. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)1 of $7.6 million, or $0.47 per common share, for the fiscal quarter ended July 31, 2024. This compares to Core NII of $8.4 million, or $0.53 per common share, for the fiscal quarter ended April 30, 2024. For the fiscal quarter ended July 31, 2024, recurring waterfall payments from CLO equity investments decreased to $9.6 million from $9.7 million in the prior quarter.
•Net asset value (“NAV”) per common share of $7.24 as of July 31, 2024, a decrease of $0.10 from NAV of $7.34 as of April 30, 2024, primarily due to distributions of $0.315 per common share paid during the quarter exceeding our quarterly NII of $0.24 per common share.
•During the fiscal quarter ended July 31, 2024, the earned income yield of our investment portfolio based on average amortized cost was 13.71%.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of July 31, 2024	As of April 30, 2024
Investment portfolio, at fair value	$161.1	$164.6
NAV per common share	7.24	7.34

	For the Fiscal Quarter Ended
(Per common share)	July 31, 2024	April 30, 2024
Net investment income	$0.24	$0.28
Net realized loss on investments	(0.37)	(0.12)
Net unrealized appreciation (depreciation) on investments	0.35	(0.20)
Net earnings (loss)	$0.22	$(0.04)

Reconciliation of Core NII — Non-GAAP[1]
Net investment income	$0.24	$0.28
CLO equity adjustments	0.23	0.25
Core NII	$0.47	$0.53
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of July 31, 2024, the total fair value of our investment portfolio was $161.1 million, which was equal to 78.0% of amortized cost. For the quarter ended July 31, 2024, our CLO equity cash flow yield2 was 21.61% based on amortized cost.

Portfolio Overview ($ in millions)	As of July 31, 2024	As of April 30, 2024
Investment portfolio, at fair value	$161.1	$164.6
Total number of issuers	72	76
Weighted-average effective yield[3]	12.71%	12.83%
2 Calculated as CLO equity cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity investments at amortized cost.
3 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

	For the Fiscal Quarter Ended
Portfolio Purchase Activity ($ in millions)	July 31, 2024	April 30, 2024
CLO equity investments	$8.8	$11.2
CLO debt investments	—	—
Other CLO equity-related investments	0.2	0.4
Loan accumulation facility investments	3.1	4.3
Total investments	$12.1	$15.9
Weighted-average effective yield - period end	20.03%	17.83%

	As of July 31, 2024
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$170.1	$122.6
CLO debt investments	32.8	34.7
Loan accumulation facility investments	2.5	2.5
Other CLO equity-related investments	1.1	1.3
Total investments	$206.5	$161.1
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended July 31, 2024, interest income decreased by $0.6 million to $7.5 million compared to the prior quarter. The decrease in interest income was primarily due to certain incremental income recognized in the prior quarter related to loan accumulation facility and CLO debt investment repayments.
Expenses
During the fiscal quarter ended July 31, 2024, total expenses remained stable at $3.6 million.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended July 31, 2024, net loss on investments of $0.4 million was primarily due to net realized and unrealized losses of $0.6 million on our CLO equity investments.

OFS Credit Company, Inc.
Statement of Assets and Liabilities (Unaudited)

As of July 31, 2024
Assets:
Investments, at fair value (amortized cost of $206,533,305)	$161,112,008
Cash and cash equivalents	22,007,239
Interest receivable	192,698
Other assets	674,370
Total assets	183,986,315

Liabilities:
Preferred stock (net of deferred issuance costs of $911,593)	60,088,407
Payable to adviser and affiliates	2,372,229
Other liabilities	517,000
Total liabilities	62,977,636

Net assets	$121,008,679

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 16,718,677 shares issued and outstanding	$16,719
Paid-in capital in excess of par	168,862,318
Total accumulated losses	(47,870,358)
Total net assets	$121,008,679

Net asset value per common share	$7.24

OFS Credit Company, Inc.
Statements of Operations (Unaudited)

	Three Months Ended	Nine Months Ended
	July 31, 2024	July 31, 2024
Investment income:
Interest income	$7,451,266	$23,963,937

Operating expenses:
Interest expense	963,162	2,906,172
Incentive fees	964,744	3,238,103
Base management fees	804,026	2,405,415
Administration fees	400,316	1,016,634
Professional fees	258,279	767,743
Excise tax provision	—	35,000
Other expenses	201,762	642,459
Total operating expenses	3,592,289	11,011,526

Net investment income	3,858,977	12,952,411

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(5,938,328)	(9,686,876)
Net change in unrealized appreciation on investments	5,514,518	6,459,602
Net loss on investments	(423,810)	(3,227,274)

Net increase in net assets resulting from operations	$3,435,167	$9,725,137

Weighted-average common shares outstanding	16,211,566	16,037,061

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended July 31, 2024 and April 30, 2024 (unaudited):

	For the Fiscal Quarter Ended July 31, 2024		For the Fiscal Quarter Ended April 30, 2024
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$3,858,977	$0.24	$4,503,076	$0.28
CLO equity adjustments	3,711,202	0.23	3,914,723	0.25
Core NII	$7,570,179	$0.47	$8,417,799	$0.53

SCHEDULE OF INVESTMENTS AS OF JULY 31, 2024
On September 13, 2024, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2024, which included the Schedule of Investments as of July 31, 2024. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XX, Ltd.
Mezzanine Debt - Class E	14.71%	(SOFR + 9.43%)	10/13/2022	10/19/2035	$2,000,000	$1,887,917	$2,002,785	1.7%

Atlas Senior Loan Fund XXI, Ltd.
Mezzanine Debt - Class E	14.32%	(SOFR + 9.04%)	7/20/2023	7/20/2035	1,450,000	1,352,250	1,475,394	1.2%

Birch Grove CLO 5, Ltd.
Mezzanine Debt - Class E	13.93%	(SOFR + 8.65%)	4/28/2023	4/20/2035	3,000,000	2,933,979	3,006,834	2.5%

Birch Grove CLO 6, Ltd.
Mezzanine Debt - Class E	14.21%	(SOFR + 8.93%)	7/7/2023	7/7/2035	2,500,000	2,438,299	2,539,705	2.1%

Brightwood Capital MM CLO 2023-1, Ltd.
Mezzanine Debt - Class D	11.76%	(SOFR + 6.46%)	9/28/2023	10/15/2035	807,080	786,243	819,848	0.7%
Mezzanine Debt - Class E	15.66%	(SOFR + 10.36%)	9/28/2023	10/15/2035	1,882,451	1,720,453	1,927,668	1.6%
					2,689,531	2,506,696	2,747,516	2.3%
Elevation CLO 2023-17, Ltd.
Mezzanine Debt - Class E	13.44%	(SOFR + 8.16%)	11/16/2023	10/20/2036	2,000,000	1,892,280	2,029,358	1.7%

Empower CLO 2023-2, Ltd.
Mezzanine Debt - Class E	13.55%	(SOFR + 8.25%)	8/22/2023	7/15/2036	2,000,000	2,000,000	2,021,753	1.7%

Fortress Credit BSL X Limited
Mezzanine Debt - Class E	12.48%	(SOFR + 6.94%)	8/1/2023	7/23/2032	2,500,000	2,309,128	2,500,465	2.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Fortress Credit Opportunities VII CLO Limited
Mezzanine Debt - Class E	12.68%	(SOFR + 7.14%)	8/1/2023	4/20/2033	$3,750,000	$3,421,039	$3,750,926	3.1%

Gallatin CLO X 2023-1, Ltd.
Mezzanine Debt - Class E	13.52%	(SOFR + 8.22%)	9/7/2023	10/14/2035	4,000,000	3,806,972	4,030,204	3.3%

Sound Point CLO 36, Ltd.
Mezzanine Debt - Class E	14.09%	(SOFR + 8.81%)	8/9/2023	7/26/2030	2,500,000	2,360,377	2,541,339	2.1%

Trinitas CLO XX, Ltd.
Mezzanine Debt - Class E	13.43%	(SOFR + 8.15%)	8/3/2023	7/20/2035	6,000,000	5,862,336	6,045,355	5.0%

Total CLO Debt Securities					$34,389,531	$32,771,273	$34,691,634	28.8%

CLO Equity Securities(6)

Allegro CLO 2021-2, Ltd.
Subordinated Notes	17.11%		8/23/2021	10/15/2034	$5,000,000	$3,739,188	$3,013,273	2.6%

Allegro CLO XV, Ltd.
Subordinated Notes	19.84%		6/10/2022	7/20/2035	4,640,000	3,232,051	3,043,958	2.6%

Allegro CLO XVI, Ltd.
Subordinated Notes	20.13%		4/11/2024	4/25/2037	6,490,084	5,016,624	5,016,625	4.2%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes(7)(10)	0.00%		10/5/2018	4/13/2031	2,100,000	249,558	160,230	0.1%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	17.92%		11/16/2020	10/20/2031	6,170,000	5,340,718	4,460,256	3.7%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Apex Credit CLO 2021 Ltd.
Subordinated Notes	20.93%		5/28/2021	7/18/2034	$7,140,000	$5,234,682	$4,472,017	3.7%

Apex Credit CLO 2022-1 Ltd.
Subordinated Notes	13.10%		4/28/2022	4/22/2033	8,833,176	7,171,896	5,241,151	4.3%

Apex Credit CLO 2024-1, Ltd.
Subordinated Notes	29.55%		3/7/2024	4/20/2036	3,600,000	2,398,306	3,020,406	2.5%

Atlas Senior Loan Fund X Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	1/15/2031	5,000,000	2,033,362	230,550	0.2%

Atlas Senior Loan Fund XVII Ltd.
Subordinated Notes	19.10%		9/20/2021	10/20/2034	6,000,000	4,412,725	3,162,105	2.6%

Battalion CLO IX Ltd.
Subordinated Notes - Income(7)	0.00%		10/10/2018	7/15/2031	1,079,022	516,751	219,481	0.2%
Subordinated Notes(7)	0.00%		10/10/2018	7/15/2031	1,770,978	848,107	360,230	0.3%
					2,850,000	1,364,858	579,711	0.5%
Battalion CLO XI Ltd.
Subordinated Notes	7.40%		3/20/2019	10/24/2029	5,000,000	3,499,341	2,240,841	1.9%

Battalion CLO XV Ltd.
Subordinated Notes	31.04%		5/4/2023	1/17/2033	3,500,000	1,742,255	1,740,704	1.4%
Subordinated Notes	31.04%		5/4/2023	1/17/2033	3,500,000	1,742,255	1,740,704	1.4%
					7,000,000	3,484,510	3,481,408	2.8%
Battalion CLO XIX Ltd.
Subordinated Notes	16.63%		3/16/2021	4/15/2034	5,000,000	2,779,454	2,206,313	1.8%

Bridge Street CLO III Ltd.
Subordinated Notes	20.80%		12/28/2022	10/20/2034	6,900,000	3,923,374	5,057,595	4.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	13.26%		9/28/2023	10/15/2035	$4,847,312	$4,274,619	$3,912,990	3.2%

Crown Point CLO 4 Ltd.
Subordinated Notes(7)	0.00%		3/22/2019	4/20/2031	5,000,000	2,397,911	1,248,925	1.0%

Dryden 38 Senior Loan Fund
Subordinated Notes(7)	0.00%		10/5/2018	7/15/2030	2,600,000	1,182,266	532,895	0.4%

Dryden 76 CLO, Ltd.
Subordinated Notes	9.26%		9/27/2019	10/20/2032	2,250,000	1,880,905	1,253,124	1.0%

Dryden 87 CLO, Ltd.
Subordinated Notes	13.56%		6/2/2021	5/20/2034	5,000,000	4,149,302	2,975,589	2.5%

Dryden 95 CLO, Ltd.
Subordinated Notes	14.00%		7/29/2021	8/20/2034	6,000,000	4,724,353	3,386,880	2.8%

Dryden 98 CLO, Ltd.
Subordinated Notes	13.62%		3/17/2022	4/20/2035	5,500,000	4,295,249	3,406,343	2.8%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	10/25/2030	2,000,000	635,841	58,673	—%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	9.09%		5/26/2021	4/20/2032	4,810,737	2,873,584	1,887,289	1.6%

Elevation CLO 2021-13, Ltd.
Subordinated Notes	3.92%		6/9/2021	7/15/2034	6,026,765	4,300,223	2,418,179	2.0%

Elevation CLO 2021-14, Ltd.
Subordinated Notes	5.26%		10/29/2021	10/20/2034	7,237,500	5,547,725	3,201,792	2.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Elevation CLO 2021-15, Ltd.
Subordinated Notes	2.68%		12/23/2021	1/5/2035	$9,000,000	$6,142,568	$3,087,235	2.6%

Empower CLO 2023-3, Ltd.
Subordinated Notes	14.56%		12/21/2023	1/20/2037	10,675,000	7,228,679	7,162,343	5.9%

Empower CLO 2024-1, Ltd.
Subordinated Notes	15.07%		3/20/2024	4/25/2037	5,024,000	4,115,189	4,115,189	3.4%

Empower CLO 2024-2, Ltd
Subordinated Notes	15.16%		6/26/2024	7/15/2037	1,350,000	1,141,812	1,141,812	0.9%

Flatiron CLO 18 Ltd.
Subordinated Notes	5.62%		10/5/2018	4/17/2031	4,500,000	2,680,309	2,084,079	1.7%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	5.99%		3/20/2019	7/20/2031	3,000,000	1,532,562	731,236	0.6%

HarbourView CLO VII-R, Ltd.
Subordinated Notes(7)(8)	0.00%		10/5/2018	11/18/2026	3,100,000	1,886,533	—	—%

Invesco CLO 2021-2, Ltd.
Subordinated Notes	27.28%		5/24/2024	7/15/2034	6,000,000	3,038,291	3,018,513	2.5%

Invesco U.S. CLO 2023-1, Ltd.
Subordinated Notes	18.64%		5/31/2024	4/22/2037	5,000,000	3,674,372	3,685,420	3.0%

Jamestown CLO XVI, Ltd.
Subordinated Notes	14.87%		7/29/2021	7/25/2034	3,500,000	2,526,461	2,014,733	1.7%

LCM 31 Ltd.
Subordinated Notes	18.11%		12/18/2020	1/20/2032	1,350,000	907,129	723,377	0.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Madison Park Funding XXIII, Ltd.
Subordinated Notes	11.33%		10/5/2018	7/27/2047	$4,000,000	$1,962,939	$1,785,218	1.5%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	8.09%		12/22/2020	10/18/2047	1,000,000	532,330	453,550	0.4%

Marble Point CLO X Ltd.
Subordinated Notes(7)	0.00%		10/5/2018	10/15/2030	7,000,000	2,821,711	482,803	0.4%

Marble Point CLO XX Ltd.
Subordinated Notes	12.64%		4/9/2021	4/23/2051	5,125,000	3,694,510	2,581,297	2.1%

Marble Point CLO XXI Ltd.
Subordinated Notes	12.93%		8/24/2021	10/17/2051	5,250,000	3,836,108	2,778,044	2.3%

Marble Point CLO XXIII Ltd.
Subordinated Notes	14.39%		12/3/2021	1/22/2052	1,750,000	1,356,521	1,014,150	0.8%

MidOcean Credit CLO VII Ltd.
Subordinated Notes - Income(7)(8)	0.00%		3/20/2019	7/15/2029	3,275,000	1,047,083	—	—%

MidOcean Credit CLO VIII Ltd.
Subordinated Notes - Income(7)	0.00%		1/14/2019	2/20/2031	3,225,000	1,571,656	422,922	0.3%

MidOcean Credit CLO IX Ltd.
Subordinated Notes - Income(7)	0.00%		11/21/2018	7/20/2031	3,000,000	1,471,083	253,784	0.2%

Niagara Park CLO, Ltd.
Subordinated Notes	11.32%		11/8/2019	7/17/2032	4,500,000	3,129,360	2,559,660	2.1%

Octagon Investment Partners 39, Ltd.
Subordinated Notes(7)	0.00%		2/27/2020	10/20/2030	3,600,000	1,600,048	677,460	0.6%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes	22.30%		8/25/2023	4/20/2034	$4,500,000	$2,538,580	$2,168,264	1.8%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%		11/2/2018	4/18/2031	4,000,000	599,847	—	—%

Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	15.92%		3/28/2022	4/15/2035	5,000,000	3,390,010	2,775,632	2.3%

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes(7)(8)	0.00%		10/10/2018	10/22/2031	2,778,000	1,099,947	130,562	0.1%

Trinitas CLO VIII, Ltd.
Subordinated Notes(7)	0.00%		4/28/2021	7/20/2117	2,800,000	1,333,265	460,955	0.4%

Vibrant CLO X, Ltd.
Subordinated Notes(7)(10)	0.00%		5/23/2019	10/20/2031	8,000,000	2,720,176	—	—%

Vibrant CLO XIII, Ltd.
Subordinated Notes	14.80%		6/3/2021	7/15/2034	5,000,000	3,862,495	3,051,768	2.5%

Vibrant CLO XV, Ltd.
Subordinated Notes	26.32%		8/21/2023	1/20/2035	4,000,000	2,501,412	2,537,447	2.1%

Voya CLO 2017-4, Ltd.
Subordinated Notes(7)(10)	0.00%		10/5/2018	10/15/2030	1,000,000	326,423	43,968	—%

Wind River 2015-1 CLO, Ltd.
Subordinated Notes(7)	0.00%		4/28/2021	10/20/2030	2,600,000	963,671	289,363	0.2%

Webster Park CLO, Ltd.
Subordinated Notes(7)(10)	0.00%		4/23/2021	1/20/2027	3,363,000	1,436,291	600,034	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Zais CLO 3, Limited
Subordinated Notes - Income(7)(8)	0.00%		10/10/2018	7/15/2031	$1,038,255	$491,947	$32,600	—%
Subordinated Notes(7)(8)	0.00%		10/10/2018	7/15/2031	1,761,745	834,659	55,316	—%
					2,800,000	1,326,606	87,916	—%

Total CLO Equity Securities					$273,060,574	$170,138,602	$122,587,852	101.1%

Loan Accumulation Facilities(11)

Allegro CLO XVII, Ltd.
Loan Accumulation Facility	17.50%		5/15/2024	5/15/2025	$2,500,000	$2,500,000	$2,500,000	2.1%

Total Loan Accumulation Facilities					$2,500,000	$2,500,000	$2,500,000	2.1%

Other CLO equity-related investments
CLO other(9)	16.98%					$1,123,430	$1,332,522	1.1%

Total Investments					$309,950,105	$206,533,305	$161,112,008	133.1%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    The Company does not “control” and is not an “affiliate” of any of its portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, the Company would be presumed to “control” a portfolio investment if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if the Company owned 5% or more of its voting securities.
(3)    The rate disclosed on CLO equity securities is the estimated effective yield, generally established at purchase, and reevaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities (as defined in footnote 11) represents the estimated yield to be earned on the investment through estimated redemption. As of July 31, 2024, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 12.71% (excludes discount accretion on CLO debt investments). When excluding optionally redeemed CLOs, the weighted average effective yield on total investments, based on current amortized cost, was 13.01%.
(4)    CLO debt securities bear interest at a rate determined by reference to three-month Secured Overnight Financing Rate (“SOFR”) which resets quarterly. The rate provided for each CLO debt security is as of July 31, 2024.

(5)    The fair value of all investments was determined in good faith by OFS Capital Management, LLC using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities less contractual payments to debt holders and fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of July 31, 2024, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is equal to or less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing.
(9)    Fair value represents discounted cash flows associated with fees earned from CLO equity-related investments.
(10)    As of July 31, 2024, the investment has been optionally redeemed and is in the process of liquidating. Remaining residual distributions are anticipated to be recognized as a return of capital.
(11)    “Loan Accumulation Facilities” are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.